wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

15 April 2008

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dw 4/21

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 15 March 2008 and 14 April 2008 (inclusive)

- Notification of major interests in shares
- Notifications of transactions of directors/persons discharging managerial responsibility and connected persons
- Notification in relation to voting rights and capital
- Business Update
- Share purchase by director

2. Documents filed with Registrar of Companies for Scotland

- Form 288b – Resignation of J Urwin as a Director
- Form 288b – Resignation of J Carey as a Director

3. Documents submitted to the Financial Services Authority

None during the period.

Regulatory Announcement

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RECEIVED

2008 APR 18 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

wolfson microelectronics

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	16:01 20-Mar-08
Number	6229Q

RNS Number:6229Q
Wolfson Microelectronics PLC
20 March 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Wolfson Microelectronics plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): ______________	No

3. Full name of person(s) subject to notification obligation: Barclays PLC

4. Full name of shareholder(s) (if different from 3):
Barclays Bank PLC
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): 17 March 2008

6. Date on which issuer notified: 18 March 2008

7. Threshold(s) that is/are crossed or reached: Below reportable % to 5%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
If possible use ISIN CODE	Number of Shares	Number of voting rights	Number of shares	Number of voting rights Direct	Indirect	Percentage of voting rights Direct	Indirect

GB0033563130	2,249,889	0	5,929,859	0	5,929,859	5.01

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/ converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
5,929,859	5.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank PLC
Barclays Bank PLC
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	16:12 20-Mar-08
Number	6243Q

RNS Number:6243Q
Wolfson Microelectronics PLC
20 March 2008

20 March 2008

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Director

Wolfson was notified on 20 March 2008 of the following share purchase by Robert Eckelmann who is a director of the Company:

On 19 March 2008 Robert Eckelmann, director, purchased 7,500 ordinary shares in the Company at US$2.60 (£1.28) per share. Following the purchase, Mr Eckelmann's total holding increased to 30,000 ordinary shares, representing 0.03% of the issued share capital of the Company.

This notification is given in accordance with DTR3.1.2R.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:01 26-Mar-08
Number	7621C

RNS Number:7621Q
Wolfson Microelectronics PLC
26 March 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Wolfson Microelectronics plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached — No

An event changing the breakdown of voting rights — No

Other (please specify): ______________ — No

3. Full name of person(s) subject to notification obligation: Barclays PLC

4. Full name of shareholder(s) (if different from 3):

Barclays Bank PLC

Barclays Bank PLC

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Investment Management Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different): 20 March 2008

6. Date on which issuer notified: 25 March 2008

7. Threshold(s) that is/are crossed or reached: 5% to 6%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction		
If possible	Number	Number	Number	Number	Percentage

use ISIN CODE	of Shares	of voting rights	of shares	of voting rights Direct	Indirect	of voting rights Direct	Indirect
GB0033563130	5,927,353	5,927,353	7,203,444	0	7,203,444	0.00	6.09

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/ date	No. of voting rights that may be acquired (if the instrument is exercised/ converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
7,203,444	6.09

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank PLC

Barclays Bank PLC

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

END

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Business Update
Released	07:02 27-Mar-08
Number	8676Q

RNS Number:8676Q
Wolfson Microelectronics PLC
27 March 2008

27 March 2008

Wolfson Microelectronics plc

("Wolfson")

Wolfson updates 2008 business outlook

Wolfson today provides an update on its revenue mix expectations for 2008.

Wolfson has been notified that its product has not been selected by a major Tier 1 customer for inclusion in the next generation of its portable media players, expected to be launched during the third quarter of 2008. However, Wolfson continues to have a strong relationship with this customer as an important supplier for its other high-growth product areas.

Revenue from applications other than portable media players grew by 22% in 2007 and represented 76% of the Group total. Revenue growth from these applications has continued to be very strong thus far in 2008, with particularly good performance in handsets, digital still cameras, gaming, headsets, GPS and automotive. This is evidence of the ongoing broadening and balancing of the Wolfson portfolio of technologies, customers and applications so as to diversify the revenue base.

Consequently, and based on recent discussions with customers, Wolfson expects the impact on revenues in the second half of 2008 from the portable media player design loss mentioned above to be mitigated by stronger than previously anticipated growth across its customer base and application areas, including from existing handset customers, together with an increasing contribution from higher value AudioPlusTM products.

Therefore, Wolfson remains confident in achieving growth in 2008 and currently anticipates full-year revenue consistent with market expectations.

Looking beyond the current year, Wolfson remains confident in its future prospects and its strategic imperative of pursuing double-digit revenue growth.

Wolfson reconfirms its guidance for first quarter 2008 revenue to be in the range $44-$48m, and will announce its Q1 results on 24 April 2008.

Enquiries:

Wolfson Microelectronics
Dave Shrigley, Chief Executive 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Neil Thapar, Harry Chathli 020 7977 0020

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	16:11 27-Mar-08
Number	9612Q

RNS Number:9612Q
Wolfson Microelectronics PLC
27 March 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	NO
An event changing the breakdown of voting rights	NO
Other (please specify): Exemption DTR 5.1.5 (1)	NO

3. Full name of person(s) subject to the notification obligation: FIL Limited (FIL)

4. Full name of shareholder(s) (if different from 3.): See attached schedule

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 19 March 2008

6. Date on which issuer notified: 25 March 2008

7. Threshold(s) that is/are crossed or reached: 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights Direct	Indirect	% of voting rights Direct	Indirect
ISIN GB00335631	5,763,409	5,763,409			5,957,409		5.03%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,957,409	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See attached schedule

Proxy Voting:

10. Name of the proxy holder: FIL Limited (FIL)

11. Number of voting rights proxy holder will cease to hold: 194,000 shares

12. Date on which proxy holder will cease to hold voting rights: 25 March 2008

13. Additional information:

14. Contact name: David Merryweather

15. Contact telephone number: Fil-regulatoryreporting@uk.fid-intl.com

FIL
Issuer name:
Wolfson Microelectronics

Current ownership percentage 5.03%

Total shares held: 5,957,409

Issued share capital: 118,276,980

SHARES HELD	NOMINEE	MANAGEMENT COMPANY
700,918	JP Morgan, Bournemouth	FII
5,256,491	JP Morgan Bournemouth	FISL

FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), Investment managers for various non-US investment companies and Institutional clients.

END

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	10:16 31-Mar-08
Number	1358R

RNS Number:1358R
Wolfson Microelectronics PLC
31 March 2008

Edinburgh, 31 March 2008

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,294,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,294,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	07:01 04-Apr-08
Number	5978R

RNS Number:5978R
Wolfson Microelectronics PLC
04 April 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Wolfson Microelectronics plc

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached — No

An event changing the breakdown of voting rights — No

Other (please specify): _____________ — No

3. Full name of person(s) subject to notification obligation: Wellington Management Company, LLP

4. Full name of shareholder(s) (if different from 3): BBH ISL Nominees Ltd.

Goldman Sachs International
JP Morgan Chase Nominees Limited
Mellon Nominees (UK) Ltd.
Nortrust Nominees Limited
ROY Nominees Limited
State Street Nominees Limited
UBS Access SICAV Global Equities
Vidacos Nominees Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different): 02 April 2008

6. Date on which issuer notified: 03 April 2008

7. Threshold(s) that is/are crossed or reached: 10%

8. Notified Details

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering	Resulting situation after the triggering transaction

transaction

If possible use ISIN CODE	Number of Shares	Number of voting rights	Number of shares	Number of voting rights Direct	Indirect	Percentage of voting rights Direct	Indirect
GB00335631300 Ordinary Shares	5,913,952	5,913,952	12,066,492		12,066,492		10.20%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/ converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
12,066,492	10.20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BBH ISL Nominees Ltd. - 2,989,685 shares
Goldman Sachs International - 3,422,881 shares
JP Morgan Chase Nominees Limited - 478,160 shares
Mellon Nominees (UK) Ltd. - 624,593 shares
Nortrust Nominees Limited - 302,667 shares
ROY Nominees Limited - 463,384 shares
State Street Nominees Limited - 3,486,620 shares
UBS Access SICAV Global Equities - 84,162 shares
Vidacos Nominees Limited - 214,340 shares

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Robert J. Toner

15. Contact telephone number: (617) 790-7084

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	12:12 08-Apr-08
Number	8776R

RNS Number:8776R
Wolfson Microelectronics PLC
08 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please answer all relevant questions in block capital letters.

1. Name of the issuer

WOLFSON MICROELECTRONICS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R, (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act(2006)

(i) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R

3. Name of person discharging managerial responsibilities/director

ALASTAIR DAVID MILNE

4. State whether notification relates to person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 0.1 PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ALASTAIR DAVID MILNE

8. State the nature of the transaction

RECEIPT OF SHARES FROM INHERITANCE

9. Number of shares, debentures or financial instruments relating to shares acquired

1,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0008%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

3 APRIL 2008, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,403,811 ORDINARY SHARES REPRESENTING 2.88% OF ISSUED SHARE CAPITAL

16. Date issuer informed of transaction

7 APRIL 2008

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following questions

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

MARK CUBITT - 0131 272 7000

Name and signature of duly authorised officer of issuer responsible for making notification

Mark Cubitt, Company Secretary ______________________________

Date of notification : 8 APRIL 2008

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interest
Released	16:26 09-Apr-08
Number	0148S

RNS Number:0148S
Wolfson Microelectronics PLC
09 April 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: WOLFSON MICROELECTRONICS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Exemption DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co., Goldman Sachs International,

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 07 APRIL 2008

6. Date on which issuer notified: 09 APRIL 2008

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of ix shares	Number of voting rights		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect

GB0033563130 3,939,732 3.33% 114,930 4,689,199 0.10% 3.96%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,804,129	4.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 4,689,199 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 114,930 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: General email contact: shareholderdisclosures@gs.com

14. Contact name: Sean Rogers / Alan Cox

15. Contact telephone number: 0207-552-9205 / 0207-774 -8774

END

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC089839

Company Name in full WOLFSON MICRO ELECTRONICS PLC

	Day	Month	Year
Date of termination of appointment	04	03	2008

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) JOHN MARTIN

Surname URWIN

	Day	Month	Year
†Date of Birth	07	10	1960

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17/3/2008

(** serving director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number SC089839

Company Name in full WOLFSON MICROELECTRONICS PLC

	Day	Month	Year
Date of termination of appointment	28	03	2008

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): JOHN

Surname: CAREY

	Day	Month	Year
†Date of Birth	15	05	1936

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01/04/2008

(** serving director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

END

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03